Exhibit 99.3

GOLDEN OCEAN GROUP LIMITED
PAR-LA-VILLE PLACE, 4TH FLOOR
14 PAR-LA-VILLE ROAD
HAMILTON, HM08 BERMUDA

SCAN TO
VIEW MATERIALS & VOTE

VOTE BY INTERNET - www.proxyvote.com or scan the QR Barcode above
Use the Internet to transmit your voting instructions and for electronic delivery of information up until 11:59 p.m. Eastern Time the day before the cut-off date or meeting date. Have your proxy card in hand when you access the web site and follow the instructions to obtain your records and to create an electronic voting instruction form.

ELECTRONIC DELIVERY OF FUTURE PROXY MATERIALS
If you would like to reduce the costs incurred by our company in mailing proxy materials, you can consent to receiving all future proxy statements, proxy cards and annual reports electronically via e-mail or the Internet. To sign up for electronic delivery, please follow the instructions above to vote using the Internet and, when prompted, indicate that you agree to receive or access proxy materials electronically in future years.

VOTE BY PHONE - 1-800-690-6903
Use any touch-tone telephone to transmit your voting instructions up until 11:59 p.m. Eastern Time the day before the cut-off date or meeting date. Have your proxy card in hand when you call and then follow the instructions.

VOTE BY MAIL
Mark, sign and date your proxy card and return it in the postage-paid envelope we have provided or return it to Vote Processing, c/o Broadridge, 51 Mercedes Way, Edgewood, NY 11717.

TO VOTE, MARK BLOCKS BELOW IN BLUE OR BLACK INK AS FOLLOWS:

V76777-TBD

KEEP THIS PORTION FOR YOUR RECORDS

DETACH AND RETURN THIS PORTION ONLY

THIS PROXY CARD IS VALID ONLY WHEN SIGNED AND DATED.

GOLDEN OCEAN GROUP LIMITED

The Board of Directors recommends you vote FOR the following proposals:

		For	Against	Abstain
1.	**The Bye-law Amendment.** To approve an amendment to the bye-laws of Golden Ocean to clarify any ambiguity that the required shareholder voting majority for a merger of Golden Ocean is a simple majority of the votes cast at a general meeting of Golden Ocean shareholders.	☐	☐	☐
2.	**Merger Proposal.** To approve the Merger Agreement, dated as of May 28, 2025, by and among Golden Ocean, CMB.TECH and Merger Sub, the Bermuda Merger Agreement and the transactions contemplated thereby, including the (i) merger of Golden Ocean with and into Merger Sub, with Merger Sub continuing its corporate existence as the surviving company and as a wholly-owned subsidiary of CMB.TECH, (ii) cancellation, at the Effective Time, of each Golden Ocean common share, issued and outstanding immediately prior to such time, and the automatic conversion of such shares (other than such shares owned by Golden Ocean, CMB.TECH, Merger Sub or their respective subsidiaries) into the right to receive 0.95 CMB.TECH ordinary shares, subject to adjustment pursuant to the terms of the Merger Agreement, and (iii) the appointment of the Exchange Agent to act as agent for the Merger and, among other things, to act as agent solely in the name and on behalf of and for the account and benefit of the Contributing Golden Ocean shareholders, with the right of sub-delegation, for the purpose of facilitating the execution and implementation of the Contribution in Kind, including, but not limited to, representing the Contributing Golden Ocean Shareholders at the Closing, contributing the Surviving Company Shares to CMB.TECH by way of a capital increase following an "*inbreng in natura/apport en nature*" as set out in the BCCA, receiving the Merger Consideration and delivering it to such Contributing Golden Ocean Shareholders.	☐	☐	☐
3.	**Adjournment Proposal.** To approve the adjournment of the Special General Meeting, if necessary, to permit, among other things, further solicitation of proxies if there are not sufficient votes at the time of the meeting to approve the Merger Agreement.	☐	☐	☐

Please sign exactly as your name(s) appear(s) hereon. When signing as attorney, executor, administrator, or other fiduciary, please give full title as such. Joint owners should each sign personally. All holders must sign. If a corporation or partnership, please sign in full corporate or partnership name by authorized officer.

Signature [PLEASE SIGN WITHIN BOX]	Date	Signature (Joint Owners)	Date

Important Notice Regarding the Availability of Proxy Materials for the Special General Meeting: The Notice and Proxy Statement is available at www.proxyvote.com. V76778-TBD GOLDEN OCEAN GROUP LIMITED SPECIAL GENERAL MEETING OF SHAREHOLDERS AUGUST 19, 2025 9:00 HRS LOCAL TIME THIS PROXY IS SOLICITED ON BEHALF OF THE BOARD OF DIRECTORS The shareholder(s) hereby appoint(s) the duly elected Chairman of the Special General Meeting of Shareholders, James Ayers, Jonathan Burnett, Danielle Lubbe and Colleen Simmons, or either of them, as proxies, each with the power to appoint (his/her) substitute, and hereby authorize(s) them to represent and to vote, as designated on the reverse side of this ballot, all of the shares of (Common/Preferred) Stock of GOLDEN OCEAN GROUP LIMITED that the shareholder(s) is/are entitled to vote at the Special General Meeting of Shareholders to be held at Hamilton Princess and Beach Club, 76 Pitts Bay Road, Hamilton HM 08, Bermuda, at 9:00 hrs local time on August 19, 2025, and any adjournment or postponement thereof. This proxy, when properly executed, will be voted in the manner directed herein. If no such direction is made, this proxy will be voted in accordance with the Board of Directors’ recommendations. Continued and to be signed on reverse side